Exhibit 18





Mr. Charles E. Peters, Jr.
Senior Vice President & Chief Financial Officer
Burlington Industries, Inc.
3330 West Friendly Avenue
Greensboro, North Carolina


Note B to the Consolidated Financial Statements of Burlington Industries, Inc. (the "Company") included in its Form 10-k for the fiscal year ended September 30, 2000, describes a change in the method for measuring impairment of "enterprise level" goodwill. Prior to the change, the recoverability of goodwill was measured using projected undiscounted cash flows. Under the Company's new accounting method, impairment of goodwill is measured by the "market value" method. We conclude that the change to the "market value" method of measuring the impairment of goodwill is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

                                               /s/ Ernst & Young LLP

Greensboro, North Carolina
December 21, 2000